August 15, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Jessica Livingston

Re:	Bridge Investment Group Holdings Inc.
Registration Statement on Form S-3
File No. 333-266443
Dear Ms. Livingston:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Bridge Investment Group Holdings Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on August 17, 2022, or as soon as practicable thereafter.

Please contact Kevin C. Reyes of Latham & Watkins LLP, counsel to the Company, at (858) 523-3946, to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

Very truly yours,

BRIDGE INVESTMENT GROUP HOLDINGS INC.

By:	/s/ Jonathan Slager
Jonathan Slager
Chief Executive Officer

cc:	Matthew Grant, Bridge Investment Group Holdings Inc.
Craig M. Garner, Latham & Watkins LLP
Kevin C. Reyes, Latham & Watkins LLP

BRIDGE INVESTMENT GROUP | 111 E SEGO LILY DR STE 400 | SALT LAKE CITY, UT 84070 USA